SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 2, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _	No X

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated July 2, 2008 announcing that it is spinning off Dassault Systemes Solutions France to Keonys.

Dassault Systèmes Spins Off its French PLM Sales Division “DSF” to Keonys

Suresnes, France, July 2, 2008- Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, today announced that it is spinning off Dassault Systèmes Solutions France (DSF), its PLM sales division dedicated primarily to small and medium businesses in France, Belgium and Luxembourg, to Keonys. This new independent company is a DS Value Added Reseller (VAR).  In line with Dassault Systèmes' plan launched in 2006 to build a powerful PLM indirect sales channel, the creation of Keonys reinforces Dassault Systèmes' network of PLM resellers in more than 60 countries.

"I'm delighted to welcome Keonys into our PLM Value Channel. This spun-off entity brings with it an impressive track-record supporting a large customer base," says Etienne Droit, executive vice president of Dassault Systèmes' PLM Sales & Distribution.  "We are confident about Keonys' future.  This new company is composed of PLM industry experts. Their experience and knowledge, in addition to the agility due to its size, will allow Keonys to swiftly bring strategic value to its new and existing customers, ultimately helping them to become more competitive with PLM."

The Keonys team represents 120 professionals dedicated in France, Belgium and Luxembourg to PLM sales, deployment, customization and support focused on small to medium businesses in Dassault Systèmes' 11 targeted sectors.  Jean-Yves Yung, Keonys' founder and president comments, "Keonys is DSF.  We're the same people with the same experience and expertise; however being independent increases our agility so that we may provide an even higher level of service to clients."

Dassault Systèmes and Keonys have signed a General VAR Agreement establishing Keonys as a VAR able to sell CATIA, DELMIA, ENOVIA and 3DVIA in France, Belgium and Luxembourg.  Keonys is also very motivated to be one of the VARs enabling PLM 2.0 with V6.

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About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Press Contact:
Arnaud Malherbe (DS EMEA)	arnaud.malherbe@3ds.com	+33 (0)1 55 49 87 73

Keonys Press Contact:
Nicolas Guilbaud	nicolas.guilbaud@keonys.com	+ 33 (0)1 47 11 28 87

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: July 2, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief
Financial Officer